AB 4/28

06009208

S
...ECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 27 2006 209 MAIL PROCESSING SECTION WASH. D.C.

SEC FILE NUMBER
8- 49426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arrowhead Investment Center, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 E. Hospitality Lane, Suite 220
(No. and Street)

San Bernardino | CA | 92408
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Barbour 909-379-6550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson, LLC
(Name – *if individual, state last, first, middle name*)

3003 N. Central Ave. | Phoenix | AZ | 85012
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 30 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 6/28/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Barbour, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arrowhead Investment Center, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- NONE -

E. CORTEZ
Commission # 1556981
Notary Public - California
San Bernardino County
My Comm. Expires Mar 6, 2009

[signature]
Notary Public

[signature]
Signature

President / CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARROWHEAD INVESTMENT CENTER, LLC
San Bernardino, California

FINANCIAL STATEMENTS
December 31, 2005 and 2004

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

We have audited the accompanying statements of financial condition of Arrowhead Investment Center, LLC as of December 31, 2005 and 2004, and the related statements of income (loss), member's capital, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrowhead Investment Center, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Phoenix, Arizona
February 2, 2006

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$ 1,266,174	$ 847,457
Commissions receivable	93,789	34,621
Investment securities	397,343	995,146
Prepaid expenses	9,182	18,732
Total current assets	1,766,488	1,895,956
NON-CURRENT ASSETS		
Fixed assets, net	50,757	46,363
TOTAL ASSETS	$ 1,817,245	$ 1,942,319

LIABILITIES AND MEMBER'S CAPITAL

	2005	2004
CURRENT LIABILITIES		
Related party payable	$ 114,361	$ 122,268
Other liabilities	2,293	-
Accrued expenses	97,128	86,194
Total current liabilities	213,782	208,462
MEMBER'S CAPITAL	1,603,463	1,733,857
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 1,817,245	$ 1,942,319

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENTS OF INCOME (LOSS)
Years Ended December 31, 2005 and 2004

	2005	2004
OPERATING INCOME		
Investment center income	$ 1,716,848	$ 2,004,357
INTEREST INCOME		
Interest on investment securities	42,852	12,873
Total income	1,759,700	2,017,230
OPERATING EXPENSES		
Salaries and benefits	1,271,487	1,210,854
Occupancy expense	208,467	208,467
Broker dealer expenses	228,584	72,612
Depreciation	22,435	23,610
Insurance	32,793	49,316
Office operating expense	73,930	91,552
Advertising and promotion	7,251	26,530
Professional services	39,398	26,143
Total operating expenses	1,884,345	1,709,084
OTHER INCOME (EXPENSE)		
Miscellaneous income (expense)	1,051	(219)
Mutual fund breakpoint charges	-	20,000
State gross receipts tax	(6,800)	(6,800)
Total other income (expense)	(5,749)	12,981
NET INCOME (LOSS)	$ (130,394)	$ 321,127

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENTS OF MEMBER'S CAPITAL
Years Ended December 31, 2005 and 2004

	Total Member's Capital
BALANCE, DECEMBER 31, 2003	$ 1,412,730
Net income	321,127
BALANCE, DECEMBER 31, 2004	1,733,857
Net loss	(130,394)
BALANCE, DECEMBER 31, 2005	$ 1,603,463

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (130,394)	$ 321,127
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	22,435	23,610
Gain on disposition of fixed assets	(1,051)	-
Effects of changes in operating assets and liabilities:		
Commissions receivable	(59,168)	21,394
Prepaid expenses	9,550	677
Related party payable	(7,907)	26,341
Other liabilities	2,293	-
Accrued expenses	10,934	(75,476)
Net cash provided by (used in) operating activities	(153,308)	317,673
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of fixed assets	(40,578)	(14,121)
Proceeds on disposition of fixed assets	14,800	-
Maturities of investments	993,803	594,198
Purchase of investments	(396,000)	(991,846)
Net cash provided by (used in) investing activities	572,025	(411,769)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	418,717	(94,096)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	847,457	941,553
CASH AND CASH EQUIVALENTS, END OF YEAR	$1,266,174	$ 847,457
ADDITIONAL CASH FLOW INFORMATION		
Taxes paid	$ 6,800	$ 14,400

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

ARROWHEAD INVESTMENT CENTER, LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2005 and 2004

ORGANIZATION

Arrowhead Investment Center, LLC (the Company) was formed in 2002 as a limited liability company. Arrowhead Investment Center, LLC is a wholly-owned subsidiary of Arrowhead Financial Group, Inc. Prior to becoming a separate entity in 2002, Arrowhead Investment Center, LLC operated as part of Arrowhead Financial Group, Inc. The Company provides financial products to members of Arrowhead Central Credit Union and its subsidiaries. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The business encompasses primarily transactions involving publicly traded securities, mutual funds, and annuities.

BASIS OF ACCOUNTING

The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practice within the financial services industry. A summary of the significant accounting and reporting policies consistently applied in the preparation of the accompanying financial statements follows.

Financial accounting records are maintained on the accrual basis.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in bank, money market accounts, dealer reserves, and all liquid investments with an original maturity of three months or less when purchased.

INVESTMENT SECURITIES

Investment securities are purchased with the intent and ability to hold to maturity and are stated at cost, adjusted for amortization of premiums and accretion of discounts. Cost of securities sold for purposes of computing gains or losses is determined by the specific identification method.

FIXED ASSETS

Fixed assets include all furniture, fixture and equipment which are stated at cost less accumulated depreciation. Depreciation is charged to current operations over the estimated useful lives (3 to 5 years) of the related assets under the straight-line method.

ARROWHEAD INVESTMENT CENTER, LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2005 and 2004

REVENUE RECOGNITION

Commission income from sales of publicly traded securities, mutual funds and annuities are recorded on the trade date.

ADVERTISING

Advertising expense is recorded as it is incurred.

INCOME TAXES

No provision for income taxes has been made as limited liability companies are not generally subject to income taxes. All income or loss "flows through" to the member who reports the income or loss on their respective income tax returns. The Company is subject to State of California limited liability company and gross income receipt taxes and fees.

RECLASSIFICATIONS

Certain amounts from the December 31, 2004 financial statements have been reclassified to conform to the current year presentation.

ARROWHEAD INVESTMENT CENTER, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31 was as follows:

	2005	2004
Cash on hand and in banks	$ 1,020,766	$ 504,839
Money market accounts	245,408	242,618
Certificates of deposit	-	100,000
Total cash and cash equivalents	$ 1,266,174	$ 847,457

Restricted cash of $100,784 is being held by Pershing in order to use their clearinghouse services at December 31, 2005 and 2004. A minimum of $100,000 must be maintained at all times.

NOTE 2 – INVESTMENT SECURITIES

At December 31, investment securities are comprised of the following:

	2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Investment in NASD	$ 1,343	$ 1,343	$ 3,300	$ 3,300
Certificates of deposit	396,000	396,000	991,846	991,846
Total	$ 397,343	$ 397,343	$ 995,146	$ 995,146

Interest earned on investment securities is summarized as follows:

	2005	2004
Money market dividends	$ 2,791	$ 475
Certificates of deposit	30,756	11,871
Deposit clearing accounts	9,305	527
Total cash and cash equivalents	$ 42,852	$ 12,873

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts owed by various brokers. Management has determined that there is no allowance for probable uncollectible accounts for the years ended December 31, 2005 and 2004, respectively.

ARROWHEAD INVESTMENT CENTER, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 4 – FIXED ASSETS

Fixed assets at December 31 are summarized as follows:

	2005	2004
Furniture, fixtures and equipment	$ 51,271	$ 51,271
Autos	38,904	38,072
Software	13,332	13,332
Computers	149,261	147,588
	252,768	250,263
Less: accumulated depreciation	202,011	203,900
Total	$ 50,757	$ 46,363

NOTE 5 – RELATED PARTY PAYABLE

Related party payable at December 31 are summarized as follows:

	2005	2004
Due to Arrowhead Financial Group, Inc. (parent)	$ 114,361	$ 122,268

In addition, the Company paid $208,467 in rent to Arrowhead Central Credit Union (parent of Arrowhead Financial Group, Inc.) for the years ended December 31, 2005 and 2004, respectively.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 1500 percent of its net capital. The rule of limitations on withdrawal of equity capital also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness exceeds 1000 percent of its net capital. At December 31, 2005 and 2004, the Company had net capital of $1,047,384 and $1,663,910 (as computed under Rule 15c3-1), which were $997,384 and $1,613,910 in excess of its required net capital of $50,000, respectively. The Company's aggregate indebtedness to net capital ratio was 20% and 13% for the years ended December 31, 2005 and 2004, respectively.

NOTE 7 – LEASE COMMITMENTS

The Company is renting its San Bernardino location through a job lease from the parent company of Arrowhead Financial Group, Inc. (Arrowhead Central Credit Union) on a month-to-month basis.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is subject to various pending and threatened legal actions, which arise in the normal course of business. Although the amount of the ultimate exposure, if any, cannot be determined at this time, it is management's opinion that, based on the advise of counsel, the resolution of claims will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 9 – EMPLOYEE RETIREMENT PLANS

During 1997, the parent company, Arrowhead Central Credit Union, adopted a salary deferred 401(k) plan to allow employees to defer a portion of their current compensation. The plan allows for discretionary matching contributions by the Credit Union. Contributions to the plan were $26,368 and $27,732 for the years ended December 31, 2005 and 2004, respectively.

During 2003, the Company added an unfunded deferred compensation arrangement for a select group of highly compensated employees. The plan allows for these employees to defer a portion of their compensation. The company has no employees participating in this plan, therefore, there were no discretionary contributions and no deferred compensation assets or liabilities for the years ended December 31, 2005 and 2004.

SUPPLEMENTAL INFORMATION

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report on Supplemental Information Required By Rule 17a-5(g)(1) of the Securities and Exchange Commission

Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

We have audited the accompanying financial statements of Arrowhead Investment Center, LLC as of and for the year ended December 31, 2005, and have issued our report thereon dated February 2, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Phoenix, Arizona
February 2, 2006

Schedule 1

ARROWHEAD INVESTMENT CENTER, LLC
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2005

NET CAPITAL		
Total member's capital		$ 1,603,463
Deduct member's capital not allowable for net capital		-
Total member's capital qualified for net capital		1,603,463
Add:		
Allowable subordinated liabilities		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		1,603,463
Deductions and/or charges:		
Nonallowable assets:		
Receivable from brokers or dealers	$ 93,789	
Securities and/or other investments not readily marketable	397,343	
Property and equipment, net	50,757	
Other assets	9,282	(551,171)
Net capital before haircuts on securities positions (tentative net capital)		1,052,292
Haircuts on securities:		
Trading and investment securities		
Exempted securities		(4,908)
NET CAPITAL		$ 1,047,384
Aggregate indebtedness		
Items included in balance sheet:		
Accounts payable and accrued expenses		$ 213,782
Computation of basic net capital requirement		
Minimum net capital required (based on aggregate indebtedness)		$ 14,252
Minimum dollar requirement		$ 50,000
Net capital requirement		$ 50,000
Excess net capital		$ 997,384
Excess net capital at 1,000 percent		$ 1,026,005
Ratio: aggregate indebtedness to net capital		20%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report		$ 1,047,384
Audit adjustments (net)		-
NET CAPITAL PER ABOVE		$ 1,047,384

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

In planning and performing our audit of the financial statements and supplemental schedule of Arrowhead Investment Center, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Management Committee, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Phoenix, Arizona
February 2, 2006